UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Navajo Transitional Energy Company, LLC

(Name of applicant)

4801 N. Butler Ave., Bldg. 200, Farmington, New Mexico 87401

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.00% Senior Notes Due 2024	$40,000,000 in aggregate principal amount.

Approximate date of proposed public offering: On the Effective Date (as defined below) under the Plan (as defined herein)

Name and address of agent for service:

Bernard Masters, General Counsel

Navajo Transitional Energy Company, LLC

4801 N. Butler Ave., Bldg. 2000

Farmington, New Mexico 87401

(505) 278-8625

With a copy to:

Nora R. Pincus

Parsons Behle & Latimer

201 South Main, Suite 1800

Salt Lake City, Utah 84111

(801) 532-1234

The Issuer (as defined herein) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

EXPLANATORY NOTE

The Navajo Transitional Energy Company, LLC is herein referred to as the “Issuer”.

In connection with Cloud Peak Energy Inc.’s and substantially all of its direct and indirect subsidiaries’ (collectively, “Cloud Peak”) ongoing bankruptcy case (the “Bankruptcy Case”) styled In re Cloud Peak Energy Inc., et al, Case No. 19 – 11047 (KG) filed with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) under chapter 11 of title 11 of the U.S. Bankruptcy Code (the “Code”), Cloud Peak and the Issuer entered into an Asset Purchase Agreement dated as of August 19, 2019, as amended by the First Amendment to the Asset Purchase Agreement dated as of September 30, 2019, and the Second Amendment to the Asset Purchase Agreement dated as of October 21, 2019 (as amended, the “Asset Purchase Agreement”) providing for the acquisition by the Issuer of substantially all of Cloud Peak’s assets, including Cloud Peak’s Spring Creek, Cordero Rojo and Antelope mines, in exchange for (i) $15,700,000 in cash, (ii) a promissory note in an original principal amount of $40,000,000, (iii) a five-year term production royalty interest on certain tons of coal produced and sold from certain of the purchased assets and (iv) the assumption of certain assumed liabilities.

On October 2, 2019, the Bankruptcy Court entered an Order (I) Approving Sale of the Debtors’ Assets Free and Clear of Liens, (II) Approving Assumption and Assignment of Executory Contracts and Unexpired Leases, and (III) Granting Related Relief [Docket No. 674], pursuant to which the Bankruptcy Court approved the sale of substantially all of Cloud Peak’s operating assets to the Issuer pursuant to the Asset Purchase Agreement. The Second Amendment was approved by the Bankruptcy Court at a hearing held on October 22, 2019 and the Bankruptcy Court subsequently entered the Order Approving (I) the Second Amendment to the Asset Purchase Agreement and (II) the Stipulation Between the Debtors and PNC Bank, N.A. [Docket No. 742] on the same date.

The transactions contemplated by the Asset Purchase Agreement closed on October 24, 2019. In connection with such closing, the Issuer issued to Cloud Peak $40,000,000 aggregate principal amount of its 9.00% Senior Notes due 2024 (the “Purchaser Take-Back Notes”) under the Indenture dated as of October 24, 2019 (the “Indenture”), entered into between the Issuer and Wilmington Savings Fund Society, FSB, the indenture trustee (the “Trustee”).

Reference is made to the Revised First Amended Disclosure Statement [Docket No. 745] (as may be further amended or supplemented, the “Disclosure Statement”) for the First Amended Joint Chapter 11 Plan of Cloud Peak Energy Inc. and Certain of its Debtor Affiliates Docket No. 744 (as may be further amended or supplemented, the “Plan”), filed with the Bankruptcy Court pursuant to the Code. A copy of the Disclosure Statement that was filed in the Bankruptcy Case is included as Exhibit T3E to this application. The Plan will become effective upon the confirmation of the Plan by the Bankruptcy Court and on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

Pursuant to the Plan, on the Effective Date, the outstanding 12% Second Lien Senior Secured Notes due 2021 of Cloud Peak in an aggregate principal amount of $290,366,000 (the “Prepetition 2021 Notes”) and that certain indenture, dated as of October 17, 2016, governing the Prepetition 2021 Notes will be amended and restated and the holders of claims under the Prepetition 2021 Notes (the “Holders”) will receive in exchange for such claims their pro rata proportionate share of (i) $34,500,000 aggregate principal amount of Cloud Peak’s 12% Second Lien Senior Secured Notes due 2024 (the “Amended Prepetition Notes”), (ii) cash amounts to be determined, (iii) shares of Cloud Peak’s common stock and (iv) $40,000,000 aggregate principal amount of the Purchaser Take-Back Notes.

Following confirmation of the Plan, Cloud Peak will deliver the Purchaser Take-Back Notes to the Holders.

GENERAL

1.	General Information.

The Issuer is Navajo Transitional Energy Company, LLC a limited liability company formed under the Navajo Nation Limited Liability Company Act. As of the date of filing, the Issuer has no subsidiaries.

2.	Securities Act Exemption Applicable.

Pursuant to the terms of the Plan filed in the Bankruptcy Case, Cloud Peak intends to offer to the Holders, subject to the conditions set forth in the Disclosure Statement and the Plan, the Purchaser Take-Back Notes and other consideration in exchange for such Holders’ claims under the Prepetition 2021 Notes.

The offer and sale of the Purchaser Take-Back Notes to the Holders of the Prepetition 2021 Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Code. Section 1145(a)(1) of the Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Issuer believes that the issuance of the Purchaser Take-Back Notes to the Holders will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates.

The Issuer’s sole member is the Navajo Nation. As of the date of filing, the Issuer has no subsidiaries.

For purposes of this Application only, certain managers and officers of the Issuer may be deemed to be “affiliates” of the Issuer by virtue of their positions with the Issuer. See Item 4, “Directors and Executive Officers”.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The Issuer is managed by a management committee (the “Management Committee”) consisting of up to 7 members, with one seat currently vacant. The following table lists the names of, and offices held by, each member of the Management Committee and each executive officer of the Issuer as of the date of this Application. The mailing address of each of the individuals listed below is c/o Navajo Transitional Energy Company, LLC, 4801 N. Butler Ave., Bldg. 2000 Farmington, New Mexico 87401.

Name	Office
Clark A. Moseley	Management Committee Executive Chief Executive Officer
Michael J. Gisin	Chief Financial Officer
Tim Fagley	Chief Operations Officer
Aaron Rosetta	Management Committee Member, Treasurer
Lionel Haskie	Management Committee Member, Secretary
Timothy H. McLaughlin	Management Committee Chairman
Peter Denetclaw Jr.	Management Committee Vice Chairman
Peter E. Jenkins	Management Committee Member
Christopher Talker	Management Committee Member
Bernard Masters	General Counsel

5.	Principal Owners of Voting Securities.

As of the date of filing, 100% of the issued share capital of and 100% of all voting power in the Issuer is owned by the Navajo Nation.

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UNDERWRITERS

6.	Underwriters.

(a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Issuer which were outstanding on the date of this application.

(b) There is no proposed underwriter for the Purchaser Take-Back Notes that are to be issued under the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.	Capitalization.

The Issuer is a single-member Navajo limited liability company with the sole member being the Navajo Nation, a sovereign, federally-acknowledged Indian Nation. All of the outstanding membership interests of the Issuer are held by the Navajo Nation and there is no provision in the Issuer’s governing documents allowing for the issuance of additional members.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Purchaser Take-Back Notes will be issued under the Indenture entered into between the Issuer and the Trustee. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Holders of the Purchaser Take-Back Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the Purchaser Take-Back Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined. The Indenture is filed as Exhibit T3C. As of the date of filing, the obligations of the Issuer pursuant to the Indenture and Purchaser Take-Back Notes are unsecured and there is no guaranty of any such obligations by any other person or entity.

Events of Default; Withholding of Notice.

Subject to any applicable cure periods and such cure periods not being diligently pursued, each of the following is an “Event of Default” under the Indenture:

(a) the Issuer defaults in the payment of the principal (and premium, if any) of any Purchaser Take-Back Note when the same becomes due and payable at final maturity, upon acceleration or redemption, on an Interest/Principal Payment Date, or otherwise (other than pursuant to an “Offer to Purchase” pursuant to Section 3.09 of the Indenture or a “Change of Control Offer to Purchase” pursuant to Section 4.06 of the Indenture);

(b) the Issuer defaults in the payment of interest on any Purchaser Take-Back Note when the same becomes due and payable, and the default continues for a period of 30 days;

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(c) (i) the Issuer fails to make a Change of Control Offer to Purchase or an Offer to Purchase and thereafter accept and pay for any Purchaser Take-Back Notes tendered when and as required pursuant to Section 4.06 or Section 4.07 of the Indenture or (ii) the Issuer or any Guarantor fails to comply with the covenants in the Indenture pertaining to merger or consolidation of the Issuer or the sale by the Issuer of all or substantially all of its assets;

(d) the Issuer defaults in the performance of or breach any other covenant or agreement in the Indenture, under the Purchaser Take-Back Notes or under the other Note Documents (other than a default specified in clauses (a), (b) or (c) above) and the default or breach continues for a period of 60 consecutive days (or 90 consecutive days in the case of a failure to comply with the financial reporting obligations of the Indenture) after written notice is given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of 35% or more in aggregate principal amount of the Purchaser Take-Back Notes;

(e) there occurs with respect to any Debt of the Issuer or any of its Significant Subsidiaries having an outstanding principal amount of $5,000,000 or more in the aggregate for all such Debt of all such Persons (1) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (2) failure to make a principal payment on such Debt when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(f) one or more final judgments or orders for the payment of money are rendered against the Issuer or any of its Subsidiaries, if any, and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5,000,000 (in excess of amounts which the Issuer’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(g) certain events involving bankruptcy, insolvency or reorganization of the Issuer or any significant subsidiary;

(h) any guaranty of the Purchaser Take-Back Notes ceases to be in full force and effect, other than in accordance the terms of the Indenture, or a guarantor, if any, denies or disaffirms any obligations under any guaranty; or

(i) Any ERISA Event (as defined in the Indenture) shall have occurred.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

The Issuer shall deliver to the Trustee promptly, and in any event within 5 days after the Issuer becomes aware of the occurrence of any event that constitutes a Default, a written notice which shall specify the nature thereof, the period of existence thereof and what action the Issuer proposes to take with respect thereto unless such Default or Event of Default is waived or cured within such 10 Business Day period (it being understood that any delivery of a notice of Default shall automatically cure any Default or Event of Default then existing with respect to any failure to deliver such notice);

If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall send to the Holders a notice of the Default or Event of Default to the Holders of the Purchaser Take-Back Notes within 90 days after it occurs or, if later, after the Default or Event of Default is known to the Trustee, unless the Default or Event of Default has been cured. Except in the case of a Default or an Event of Default in payment of principal of or interest on any Purchaser Take-Back Note, the Trustee may withhold the notice to the Holders if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders.

Authentication and Delivery of the Purchaser Take-Back Notes; Use of Proceeds

The Purchaser Take-Back Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Issuer by any of the following officers of the Issuer: Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President.

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The Purchaser Take-Back Notes shall not be valid until authenticated by the manual signature of the Trustee. Such signature shall be conclusive evidence that the Purchaser Take-Back Notes have been authenticated under the Indenture.

The initial Purchaser Take-Back Note was issued in certificated form to Cloud Peak. Following the Effective Date, the Purchaser Take-Back Notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with the Trustee, as custodian. Following the Effective Date, the Purchaser Take-Back Notes will be delivered to Depository Trust Company (“DTC”) or any successor thereto and will be registered in the name of Cede & Co. (DTC’s nominee). Except as provided in the Indenture, owners of beneficial interests in the Purchaser Take-Back Notes will not be entitled to have the Purchaser Take-Back Notes registered in their names, will not receive or be entitled to receive physical delivery of the Purchaser Take-Back Notes in definitive form.

There will be no proceeds to the Issuer from the issuance of the Purchaser Take-Back Notes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Purchaser Take-Back Notes issued thereunder (except for certain surviving rights of the Trustee and the Issuer’s obligations with respect thereto) and the Trustee, at the expense of the Issuer, shall execute such instruments reasonably requested by the Issuer acknowledging satisfaction and discharge of the Indenture and the other Note Documents when:

(1) either:

(a) all Purchaser Take-Back Notes theretofore authenticated and delivered (other than (A) Purchaser Take-Back Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (B) Purchaser Take-Back Notes for whose payment money has been deposited in trust with the Trustee or any Paying Agent and thereafter paid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Purchaser Take-Back Notes that have not been delivered to the Trustee for cancellation have become due and payable, shall become due and payable at their Stated Maturity within one year by reason of the giving of a notice of redemption or otherwise, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer (or any guarantor) has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the benefit of the Holders, cash in U.S. dollars, U.S. government obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Purchaser Take-Back Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of fixed maturity or redemption;

(2) the Issuer (or any guarantor) has paid or caused to be paid all sums then due and payable by the Issuer under the Indenture;

(3) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Purchaser Take-Back Notes at fixed maturity or the redemption date, as the case may be; and

(4) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture and the other Purchaser Take-Back Notes have been satisfied.

Evidence Required to be Furnished by the Issuer to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

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The Issuer shall, so long as any of the Purchaser Take-Back Notes are outstanding, deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer ending after December 31, 2019, and within 60 days after the end of each fiscal quarter of the Issuer ending after March 31, 2020, an officers’ certificate stating that a review of the activities of the Issuer and its subsidiaries, if any, during the preceding fiscal year has been made under the supervision of the signing Officers of the Issuer with a view to determining whether each obligor on such Notes has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to his or her knowledge each obligor on such Purchaser Take-Back Note has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or the Purchaser Take-Back Notes, without regard to any requirement of notice required by the Indenture or Purchaser Take-Back Notes (or, if a Default or Event of Default has occurred and is continuing, describing all such Defaults or Events of Default of which such officer may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

The Issuer shall deliver to the Trustee a notice of the Default in accordance with the provisions described above.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to Trust Indenture Act Section 314(a)(4)) shall comply with the provisions of the Trust Indenture Act Section 314(e) and shall include a statement that the person making such certificate or opinion has read such covenant or condition, a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied, and a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

9.	Other Obligors.

As of the date of filing, no person, other than the Issuer, will be an obligor of the Purchaser Take-Back Notes.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 9, consecutively.

(b) The Statement of Eligibility and Qualification of Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the Statement of Eligibility and Qualification of the Trustee.

Exhibit	Description
T3A	Articles of Organization of Navajo Transitional Energy Company, LLC, filed May 3, 2013
T3B	Amended and Restated Operating Agreement of the Navajo Transitional Energy Company, LLC, dated and effective as of May 18, 2013
T3C	Indenture dated as of October 24, 2019, between Navajo Transitional Energy Company, LLC and Wilmington Savings Fund Society, FSB
T3D	Not applicable
T3E	Disclosure Statement
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C hereto)
25.1	Statement of eligibility and qualification of the Trustee on Form T-1

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Issuer, Navajo Transitional Energy Company, LLC a limited liability company formed under the Navajo Nation Limited Liability Company Act, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Farmington in the State of New Mexico on this 25th day of October, 2019.

(SEAL)	Navajo Transitional Energy Company, LLC

	By:	/s/ Clark Moseley
	Name:	Clark Moseley
	Title:	Chief Executive Officer

Attest:	/s/ Michael Gisin
Name:	Michael Gisin
Title:	CFO

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